Exhibit (d) (1)

INTELLIGENT SYSTEMS CORPORATION

Change-in-Control Plan for Officers

The benefits identified below would accrue to officers designated by the Board of Directors if they were to terminate at Intelligent Systems Corporation or a successor (the “Company”), for any reason after a “change in control,” which is defined to mean the occurrence of any one of the following:

1.	the accumulation by an unrelated person of beneficial ownership of more than 25% of the Company’s stock; or

2.	the sale or agreement to sell, all or substantially all of the Company’s assets to an unrelated person, in a merger or otherwise; or

3.

a change in control within the meaning of the SEC rules (control means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract, or otherwise”).

The right to the proposed benefits would lapse one year after the occurrence of the last change-in-control event to occur if there were no actual termination during that year.

Compensation:

Lump sum cash payment in an amount equal to twice the total of (1) base annual salary at time of termination plus (2) cash value of annual benefits plus (3) bonus for the most recent year, if any. [This would be in addition to the payment of already accrued salary and benefits.]

Stock Options:	(1)	All unvested options become vested, and

	(2)	Exercise period for all options becomes the longer of (a) one year after the date of termination or (b) the exercise period already specified in the option agreement.

Adopted 2-25-1992 by Unanimous Consent of the Board of Directors